

April 13, 2012

Via E-mail
Mr. Kyle R. Sugamele
Chief Legal Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

> **Re:** **Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 17, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 7, 2012**
> **File No. 000-25137**

Dear Mr. Sugamele:

We have reviewed your letter dated March 30, 2012 in connection with the above-referenced filings and have the following comment.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 22, 2012.

 Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 7. Intangible Assets, page 9

1.   We note your response to prior comment 1. Please tell us what consideration you have given to disclosing the terms of the contracts acquired and providing information that will enable users of the financial statements to assess the extent to which the expected future cash flows associated with this asset are affected by your ability to renew the contracts, as

well as any other significant factors that will impact the expected future cash flows. We refer you to the provisions of ASC 350-30-50-4.   Please provide us with your proposed disclosures.

You may contact Laura Veator, Staff Accountant, at (202) 551- 3716 if you have questions regarding comments on the financial statements and related matters.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Frank Pelzer, Chief Financial Officer